

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 11, 2012

<u>**Via Email**</u>
Joshua J. Widoff, Esq.
Executive Vice President, Secretary and General Counsel
Dividend Capital Total Realty Trust Inc.
518 Seventeenth Street, 17th Floor
Denver, Colorado 80202

      Re: **Dividend Capital Total Realty Trust Inc.**
                 Schedule 14D-9
                 Filed April 6, 2012
                 File No. 05-85609

Dear Mr. Widoff:

We have limited our review of the filing to those issues we have addressed in our comments.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Mr. Joshua Widoff
Dividend Capital Total Realty Trust Inc.
April 11, 2012
Page 2

Schedule 14D-9

Item 4. The Solicitation or Recommendation, page 4

Reasons for the Recommendation, page 4

1. Please further clarify your description of the methodology used to calculate and compare company-defined FFO multiples. Specifically, please indicate whether the time period of measure used for the FFO variable was the same for all 35 companies. Also, to the extent available, please reflect the resulting impact on the FFO multiples using updated FFOs for the most recent fiscal quarter ended March 30, 2012.

2. We note that a similar evaluation of FFO multiples was undertaken by the company in October 2011 in response to a hostile tender offer by a group of MPF-affiliated funds. In evaluating that offer, the Board disclosed it had considered a comparison group consisting of 46 traded-REITs. Supplementally advise us of the reason for the reduction in companies used in the comparison group. Also, please tell us whether the same traded-REITs comprise the 35 companies reviewed in the current offer and if not, why not.

3. Please clarify the "other factors" that could materially impact the comparative analyses.

4. In discussing the alternative liquidity option associated with the potential proposed NAV Offering, please disclose the risk that any such program, if implemented, would be subject to additional limitations on the amount of securities that could be redeemed in a given period.

        As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757 or Christina Chalk at (202) 551-3263. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email):   Robert H. Bergdolt, Esq.
                       DLA Piper LLP (US)